599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179
November 24, 2009
VIA EDGAR AND FACSIMILE
Mr. Russell Mancuso
Mr. Ruairi Regan
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
HeartWare International, Inc.: Registration Statement on Form S-3
filed August 18, 2009, File No. 333-161417
Dear Mr. Mancuso and Mr. Regan:
On behalf of our client, HeartWare International, Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated November 20, 2009 (the “Comment Letter”) from the staff (the “Staff”) concerning the above-captioned Registration Statement on Form S-3 (the “Registration Statement”).
We submit this letter on behalf of the Company. For ease of reference, we have reproduced the text of the Staff’s comments in the Comment Letter in bold-face type below, followed by the Company’s response.
Selling Stockholders, page 4
1. Please expand your response to prior comment 2 to:
•	reconcile your response that all shares were issued on August 17, 2009 with the first paragraph on page 4 of your filing that a portion of the shares were issued following the October 26, 2009 shareholder approval.

•	provide an analysis demonstrating that you are eligible to conduct a primary offering on Form S-3; see the introductory clause of Rule 430(B)(b). Also,
ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

November 24, 2009

demonstrate that you are not disqualified to rely on Rule 430B(b) due to Rule 430B(b)(2)(iv).
Response: The Company has amended the Registration Statement so that it is only registering shares of common stock to be sold by the selling stockholders named in the Selling Stockholders table. As a result, footnote 8 to the Selling Stockholders table has been deleted.
In its letter dated November 12, 2009, the Company stated that it met the eligibility requirements of Rule 430B(b)(2)(ii) because the shares of common stock being registered on behalf of the stockholders referred to in footnote 8 were issued and outstanding prior to the filing of the Registration Statement. The stockholders referred to in footnote 8 acquired those shares through a trade on the Australian Securities Exchange (the “ASX Shares”). The ASX Shares were issued on August 17, 2009 and were not subject to stockholder approval. The Company did not mean to imply that the escrow shares were issued on August 17, 2009; rather it was referring to the ASX Shares.
2. Please disclose in your registration statement how the unnamed shareholders acquired their offered shares.
Response: The Company has amended the Registration Statement to remove the ASX Shares from the Registration Statement.
3. Please tell us how you propose to identify the unnamed shareholders in the future. It is unclear how you will know which purchasers in the Australian Stock Exchange transactions acquired the shares that you initially issued in the unregistered transaction at issue. Also, tell us how you propose to update your disclosure to identify such selling shareholders.
Response: The Company has amended the Registration Statement to remove the ASX Shares from the Registration Statement.
4. Please update your filing. We note, for example, your Form 10-Q filed November 5, 2009.
Response: The information incorporated by reference has been updated to include the Form 10-Q filed November 5, 2009 and certain other information. Reference is made to page 11 of Amendment No. 3 to the Registration Statement.
* * * * *

November 24, 2009

The Company acknowledges that the Staff may have additional comments after reviewing this response letter. As instructed in the Comment Letter, the Company will make the requisite acknowledgements in a separate letter when it requests acceleration of the effective date. The Company has noted the Staff’s contact information and wishes to thank the Staff for its assistance and prompt review of this response letter. Please direct questions or comments regarding this letter to me at (212) 848-8830.
Yours sincerely,
/s/ Robert Evans III
Robert Evans III

cc:	David McIntyre HeartWare International, Inc.